CONSENT OF EXPERT

July 6, 2026

Integra Resources Corp.

United States Securities and Exchange Commission

Ladies and Gentlemen:

Re: Integra Resources Corp.

I, James Frost, do hereby consent to:

(1) the inclusion in this Current Report on Form 6-K of Integra Resources Corp. (the "Company") of the written disclosure in the Company's Material Change Report dated July 6, 2026 (the "MCR"), being filed with the United States Securities and Exchange Commission (the "SEC"); and

(2) the filing of this consent under cover of Form 6-K with the SEC and of the incorporation by reference of this consent and the MCR into, and the use of my name in, the Company's Registration Statements on Form S-8 (File Nos. 333-242495 and 333-267507) and any amendments thereto, filed with the SEC.

By:	/s/ "James Frost"
James Frost, P.Eng. Integra Resources Corp. Director, Technical Services